UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

January 17, 2024

As informed by a Relevant Information Communication dated December 27, 2023, the Board of Directors of AENZA S.A.A. (“AENZA”) convened a General Shareholders’ Meeting, on first call, for February 7, 2024, on second call, for February 12, 2024, and on third call, for February 15, 2024, all of them to be held at 9:30 am, via the “Microsoft Teams” platform, to address the following agenda (the “Shareholders’ Meeting”):

(a)	Execution of non-monetary capital contributions in favor of three subsidiaries of the Company.

b)	Delegation of powers to the Board of Directors to determine the conditions and terms and to carry out all acts required for the implementation, execution, and formalization of the non-monetary contributions.

c)	Delegation and granting of powers of attorney to formalize agreements.

In this regard, in accordance with the provisions of Article 30 of the Securities Market Law, Sole Ordered Text approved by Supreme Decree No. 020-2023-EF, and the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 005-2014-SM/01 (the “Regulation”), we communicate, as a Relevant Information Communication, that AENZA will hold a Conference Call to answer any questions that shareholders may have, regarding the matters of the Shareholders’ Meeting.

The Conference Call will be held on January 25, 2024, at 2:00 p.m., via the “Microsoft Teams” platform, in accordance with the procedure attached to this communication. At the end of the Conference Call, the consolidated questions and answers will be communicated as a Relevant Information Communication.

Notwithstanding the foregoing, documents and motions related to the matters of the General Shareholders’ Meeting are published in the “Shareholders’ Meetings or Non-Presential Bondholders’ Meetings” section of the Stock Market Portal of the SMV (www.smv.gob.pe) and in the Investor Relations section of AENZA’s website (https://investorrelations.aenza.com.pe/gobierno-corporativo/junta-general-de-accionistas).

Likewise, shareholders may send their questions and request the information and clarifications they deem necessary on such matters through the Company’s Investor Relations Office (relacion.inversionistas@aenza.com.pe).

Conference Call - Corporate Reorganization

AENZA S.A.A.

1.	Date and time.

January 25, 2024, at 2:00 p.m. (the “Conference Call”).

2.	Platform.

“Microsoft Teams” (the “Platform”). A hyperlink will be provided to allow each shareholder to connect to the meeting.

3.	Conference Call Access Procedure.

(a)	Shareholders registered in CAVALI until January 24, 2024, may participate in the Conference Call.

(b)	Shareholders interested in participating in the Conference Call must send AENZA an attendance confirmation message by the email and/or digital account from which they will be connected to the call, to relacion.inversionistas@aenza.com.pe.

(c)	The confirmation of attendance message must be sent at any time up to 5:00 p.m. on January 24, 2024, accompanied by the completed Exhibit A (the “Confirmation Form”).

(d)	Scanned copies of the following documents must be attached to the Confirmation Form:

(i)	National identity document or foreigner’s identity document of the shareholder in case he/she is a natural person;

(ii)	Power of attorney in favor of the representative in case one is appointed; and

(iii)	National identity document or foreigner’s identity document of the representative in case one is appointed.

Any omissions in the Confirmation Form may be corrected before 5:00 p.m. on January 24, 2024.

(e)	Upon receipt of the Confirmation Form, AENZA will respond to each shareholder by an e-mail message, confirming the participation and sending them the invitation.

(f)	Shareholders or representatives of shareholders must connect to the Platform no later than 13:45 pm on the day the Conference Call is held, in order to verify their identity before the start of the call.

(g)	Only those persons whose login user is the e-mail address indicated in the Confirmation Form will be allowed to access the Platform.

4.	Questions or other assistance.

For questions or connection difficulties, please contact relacion.inversionistas@aenza.com.pe.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance

Date:	January 17, 2024

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